
ITC

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256





9th May, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with ITC Limited – Issue & Allotment of Shares

We refer to our letter dated 23rd March, 2005, inter alia, advising that Monday, 18th April, 2005 has been fixed as the Record Date for determining the members of erstwhile ITC Hotels Limited (ITCHL) and Ansal Hotels Limited (AHL) who would be entitled to Ordinary Shares of the Company.

We now write to advise that the Company on 9th May, 2005, has issued and allotted 12,12,747 Ordinary Shares of Rs. 10/- each, to members of erstwhile ITCHL and AHL, whose names appeared in the Register of Members of ITCHL and AHL, respectively, as on the Record Date.

Consequently, with effect from 9th May, 2005, the Issued and Subscribed Share Capital of the Company stands increased to Rs. 2,49,43,40,760/- divided into 24,94,34,076 Ordinary Shares of Rs.10/- each.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.